File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

February 21, 2008

[redacted]

08000919

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on February 19, 2008, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for Fiscal 2007
- Supplementary Information of 2007
- Financial Results for Fiscal 2007
- Senior Management Changes

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

2/26

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Bridgestone Corporation Announces Business and Financial Results for Fiscal 2007

Tokyo (February 19, 2008) - Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for the fiscal year ended December 31, 2007. These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 449 consolidated subsidiaries and 182 equity method affiliates as of December 31, 2007, compared to 441 consolidated subsidiaries and 184 equity method affiliates as of December 31, 2006.

Here is a summary of the Companies' results in 2007 and management's projections for the Companies' sales and earnings performance in 2008. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥114.15, the exchange rate on December 31, the end of the 2007 fiscal year.

I. Summary of Business and Financial Performance

A. Overall results

1. Sales and earnings

	FY2007	FY2006	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	3,390.2	2,991.2	398.9	13
Operating income	249.9	190.8	59.0	31
Ordinary income	219.0	159.5	59.4	37
Net income	131.6	85.1	46.5	55

A defining trend of the business environment in fiscal 2007 was the persistent global upward movement in the cost of crude oil and other raw materials. Despite signs of an economic slowdown in the second half of the year stemming from the sub-prime housing loan problem in the United States, the effect of this crisis was limited to certain sectors on a full-year basis. The Japanese economy continued to recover gradually as a result of improving corporate

earnings and increases in capital spending. In the United States, the economy for the most part (excluding those sectors directly affected by the sub-prime situation) showed solid expansion in fiscal 2007. This economic performance was based on sustained strength in consumer spending, despite a slowdown in housing construction and residential mortgage activity. Economic recovery continued in Europe, supported by increasing capital investment. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued their efforts to increase production capacity in strategic product lines and benefited from their strengths in research and development. Those efforts enabled the Companies to provide products worldwide in a timely manner that fulfill the quality and performance requirements of customers. Additionally, the Companies also maintained group-wide efforts to enhance their portfolio of highly competitive products and businesses despite an increasingly difficult business environment caused by changes in the global structure of demand and competition.

As a result, net sales in fiscal 2007 increased 13% over the previous year, to ¥3,390.2 billion [$29.7 billion] due in part to the exchange gain on the weaker Japanese yen, while operating income increased 31%, to ¥249.9 billion [$2,189 million] and ordinary income increased 37%, to ¥219.0 billion [$1,919 million] as the Companies worked to mitigate the impact of increasing raw material costs. Net income grew 55%, to ¥131.6 billion [$1,153 million].

The Companies accrued pretax ¥21.7 billion [$190 million] as an extraordinary loss during the previous fiscal year in connection with the announced closure of two tire plants in the Americas.

Since May 2007, the US Department of Justice, the European Commission, the Fair Trade Commission of Japan and other authorities have been investigating the Company due to suspicions of the company being involved in international cartel activities regarding the sales of marine hoses.

During the internal inquiry into facts related to an international cartel, it has uncovered the fact that there have been incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officers, and other possible forms of improper payments. Further, if the foreign agents made payments to foreign governmental officers, there is a possibility that such acts constitute breaches of the Unfair Competition Prevention Law of Japan (law prohibiting the bribery of foreign officials). Improper payments may also violate laws in other jurisdictions. We take these facts seriously and have reported the result of our investigation conducted so far to the public prosecutors' office of Japan and to the US Department of Justice. We have been able to confirm that inappropriate payments have been identified in relation to the sales of marine hose. However, as our investigation proceeds, we are also finding similar instances in relation to other industrial

products sold by the Company. The investigation is continuing and could expand. The Company will withdraw from the marine hose business.

The Company has not established a reserve allowance in connection with investigation regarding the matter.

2. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY2007	FY2006	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	2,755.9	2,396.9	359.0	15
	Operating income	195.0	139.0	55.9	40
Diversified Products	Sales	656.3	626.8	29.4	5
	Operating income	54.7	51.7	2.9	6
Consolidated Results	Sales	3,390.2	2,991.2	398.9	13
	Operating income	249.9	190.8	59.0	31

In the tire segment, the Companies' operating income in fiscal 2007 increased 40% over the previous year, to ¥195.0 billion [$1,708 million] as the Companies worked to mitigate the impact of increasing raw material costs, on an increase of 15% in sales, to ¥2,755.9 billion [$24.1 billion]. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time improving and expanding strategic production sites around the world in support of those products that have been identified as strategic and important to the Companies' future growth.

In Japan, unit sales of tires remained on a par with those in the previous year, while unit sales of strategic products and high-value-added products expanded steadily. In the Americas, although unit sales of passenger car and light trucks tires in the North American tire business decreased in the original equipment sector relative to the previous year, sales in the replacement sector were brisk, exceeding those in the previous year. Unit sales of strategic products, led by UHP (ultrahigh performance) tires, increased considerably over the previous

year. Unit sales of truck and bus tires decreased markedly year-over-year due primarily to the expected impact of reduced sales in the original equipment sector due to pre-buy activities in 2006 in response to new emission regulations which took effect in 2007. In Europe, unit sales of passenger car and light truck tires were strong, exceeding those in the previous year, due primarily to a considerable increase in unit sales of strategic products, led by runflat tires* and winter tires. Unit sales of truck and bus tires posted a significant increase over the previous year. In the specialty tires business, unit sales of large and ultra-large off-the-road radial tires greatly exceeded the previous year on the back of continued strong demand.

In the diversified products segment, the Companies' operating income in fiscal 2007 increased 6% over the previous year, to ¥54.7 billion [$479 million], on an increase of 5% in sales, to ¥656.3 billion [$5.7 billion]. Business was especially strong in automotive components and the commercial building materials operations in the United States.

*Runflat tires continue to function safely at a specified speed for a specified mileage even after a loss of air pressure.

b. By geographical segment

		FY2007	FY2006	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	1,371.7	1,255.6	116.1	9
	Operating income	147.5	117.5	29.9	25
The Americas	Sales	1,510.7	1,333.5	177.1	13
	Operating income	51.5	42.0	9.4	23
Europe	Sales	516.0	418.4	97.5	23
	Operating income	17.2	14.8	2.3	16
Other	Sales	548.6	441.2	107.4	24
	Operating income	37.6	20.2	17.3	86
Consolidated Results	Sales	3,390.2	2,991.2	398.9	13
	Operating income	249.9	190.8	59.0	31

Sales in Japan increased 9% over the previous year, to ¥1,371.7 billion [$12.0 billion], and operating income increased 25%, to ¥147.5 billion [$1,292 million], despite increasing raw

material costs. Sales in both the tire and diversified products segments were strong on the whole.

In the Americas, sales increased 13% over the previous year, to ¥1,510.7 billion [$13.2 billion], and operating income increased 23%, to ¥51.5 billion [$451 million], despite increasing raw material costs. Sales in almost all operations in both the tire and diversified products segments surpassed those in the previous year. Additionally, Bridgestone Americas Holding, Inc., the U.S. subsidiary of Bridgestone Corporation, completed the acquisition of Bandag, Incorporated (currently Bridgestone Bandag, LLC) in late May 2007.

Sales in Europe increased 23% over the previous year, to ¥516.0 billion [$4.5 billion], due in part to an increase in unit sales coupled with the exchange gain on the weaker Japanese yen. Operating income increased 16%, to ¥17.2 billion [$151 million], despite increasing raw material costs.

In other regions, sales grew 24% to ¥548.6 billion [$4.8 billion], spurred by vigorous marketing activities, efforts to improve and expand production sites in strategic areas and for strategic products, and the exchange gain on the weaker Japanese yen. Operating income increased 86%, to ¥37.6 billion [$329 million], despite increasing raw material costs.

B. Dividends

Management has proposed a year-end dividend of ¥13 per share. Including an interim dividend of ¥13, the annual dividend is expected to be ¥26 per share.

C. Financial Position

1. Cash Flow

		FY2007	FY2006	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		333.5	149.1	184.4
Net cash used in investing activities		(377.5)	(255.7)	(121.8)
Net cash provided by financing activities		94.0	81.3	12.6
Effect of exchange rate changes on cash and cash equivalents		2.1	9.8	(7.6)
Net increase (decrease) in cash and cash equivalents		52.2	(15.3)	67.5
Cash and cash equivalents	At beginning of year	198.2	213.5	(15.3)
	At end of year	250.5	198.2	52.2

The Companies' cash and cash equivalents increased ¥52.2 billion [$457 million] during 2007, to ¥250.5 billion [$2,194 million], compared with a decrease of ¥15.3 billion [$134 million] during the prior year.

(Cash flow by operating activities)

Net cash provided by operating activities increased ¥184.4 billion [$1,615 million] compared with the prior year, to ¥333.5 billion [$2,922 million]. The principal contributors to that increase included income before income taxes and minority interests of ¥215.6 billion [$1,889 million], compared with ¥140.1 billion [$1,227 million] during the prior year; depreciation and amortization of ¥173.5 billion [$1,520 million], compared with ¥145.3 billion [$1,273 million] during the prior year; notes and accounts payable of ¥26.5 billion [$232 million], compared with ¥6.0 billion [$53 million] during the prior year. Those contributors offset an increase of ¥57.1 billion [$500 million] in income taxes paid, compared with an increase of ¥60.9 billion [$534 million] in the prior year.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥121.8 billion [$1,067 million] compared with the prior year, to ¥377.5 billion [$3,307 million]. Expenditures included payments of ¥268.6 billion [$2,353 million] for purchase of property, plant and equipment, compared with payments of ¥250.2 billion [$2,192 million] during the prior year; and ¥109.5 billion [$959 million] for the acquisition of the stock of newly consolidated subsidiaries.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥12.6 billion [$110 million] compared with the prior year, to ¥94.0 billion [$823 million]. The major contributors included a net increase of ¥171.6 billion [$1,503 million] in proceeds from long-term borrowings, compared with ¥64.8 billion [$568 million] in the prior year. These increases offset payment for redemption of bonds of ¥55.9 billion [$490 million], compared with ¥27.1 billion [$237 million] during the prior year; and ¥24.7 billion [$216 million] in proceeds from short-term borrowings and commercial paper, compared with ¥64.0 billion [$561 million] in the prior year.

2. Trends in Cash Flow Indicators

	FY2005	FY2006	FY2007
Shareholders' equity/total assets (%)	41.6	38.6	40.8
Market capitalization*/total assets (%)	70.8	67.8	46.2
Interest-bearing debt/net cash provided by operating activities (years)	3.9	4.7	2.5
Net cash provided by operating activities/interest payments** (times)	10.1	7.1	10.1

* Share price on last trading day of December multiplied by number of shares outstanding (after deducting treasury stock)

** Interest payments as listed on Statements of Cash Flows

II. Projections

The operating environment is expected to remain challenging in 2008. Raw material and energy costs are anticipated to continue to increase. Concurrently, concerns about a possible economic slowdown in Japan and the United States have heightened. Changes in demand and increasing competition are also expected to contribute to these global business challenges.

In Japan, management expect unit sales of tires in the original equipment sector to increase over the previous year while unit sales of tires in the replacement sector to remain on par with the previous year. They also project unit sales of export tires to remain on par with those in 2007.

In the Americas, management projects unit sales to remain on par with the previous year in passenger car and light truck tires. They also project an increase in unit sales of truck and bus tires over the previous year.

In Europe, management expects unit sales gains in passenger car, light truck, truck and bus tires over the prior year.

Below is a summary of management's projections for consolidated sales and earnings for fiscal 2008.

			FY2008 Projections	FY2007 Results	Increase (decrease)	
			¥ billion	¥ billion	¥ billion	%
First half	Net sales		1,690.0	1,615.6	74.3	5
	Operating income		91.0	102.0	(11.0)	(11)
	Ordinary income		69.0	91.3	(22.3)	(24)
	Net income		37.0	52.9	(15.9)	(30)
Full year	Net sales		3,560.0	3,390.2	169.8	5
	Operating income		195.0	249.9	(54.9)	(22)
	Ordinary income		149.0	219.0	(70.0)	(32)
	Net income		90.0	131.6	(41.6)	(32)
Exchange rate-Actual (FY2007) or assumed (FY2008)			Yen	Yen		
	First-half average	Yen/dollar	110	120		(8)
		Yen/euro	155	160		(3)
	Full-year average	Yen/dollar	110	118		(7)
		Yen/euro	155	162		(4)

Management plans to provide an annual dividend of ¥26 per share in 2008, comprising an interim dividend of ¥13 per share and a year-end dividend of ¥13.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2006 (As of 31 December 2006)		FY2007 (As of 31 December 2007)		Increase (Decrease)
	Yen in million	%	Yen in million	%	Yen in million
Assets					
Current Assets:					
Cash and deposits	183,319		198,412		15,093
Notes and accounts receivable	565,581		599,146		33,565
Short-term investments	10,454		50,986		40,532
Inventories	549,525		563,680		14,155
Deferred tax assets	74,834		73,688		(1,146)
Other	83,799		95,897		12,098
Allowance for doubtful accounts	(16,874)		(16,176)		698
Total Current Assets	1,450,639	47.5	1,565,635	46.6	114,996
Fixed Assets:					
Tangible assets					
Building and structures	279,088		346,041		66,953
Machinery and equipment	393,063		446,243		53,180
Land	137,485		149,661		12,176
Construction in progress	128,934		157,044		28,110
Other	64,841		76,284		11,443
Tangible assets	1,003,413		1,175,275		171,862
Intangible assets					
Rights and other	18,821		61,589		42,768
Intangible assets	18,821		61,589		42,768
Investments and other assets					
Investments in securities	339,931		345,504		5,573
Long-term loans receivable	13,024		12,693		(331)
Deferred tax assets	163,262		132,121		(31,141)
Other	65,158		67,191		2,033
Allowance for doubtful accounts	(811)		(756)		55
Investments and other assets	580,565		556,754		(23,811)
Total Fixed Assets	1,602,799	52.5	1,793,619	53.4	190,820
Total	3,053,439	100.0	3,359,255	100.0	305,816

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2006 (As of 31 December 2006)		FY2007 (As of 31 December 2007)		Increase (Decrease)
	Yen in million	%	Yen in million	%	Yen in milion
Liabilities					
Current Liabilities:					
Notes and accounts payable	212,493		230,751		18,258
Short-term borrowings	285,102		345,850		60,748
Commercial paper	8,998		19,749		10,751
Current portion of bonds	33,012		24,143		(8,869)
Income taxes payable	30,757		37,361		6,604
Deferred tax liabilities	1,408		2,697		1,289
Provision for voluntary tire recall	6,482		5,663		(819)
Accounts payable - other	173,390		184,982		11,592
Accrued expenses	180,665		187,993		7,328
Other	46,134		48,864		2,730
Total Current Liabilities	978,444	32.1	1,088,058	32.4	109,614
Long-term Liabilities:					
Bonds	128,518		123,098		(5,420)
Long-term borrowings	249,224		314,123		64,899
Deferred tax liabilities	77,239		70,083		(7,156)
Accrued pension and liability for retirement benefits	329,675		280,854		(48,821)
Warranty reserve	21,270		20,663		(607)
Provision for environmental remediation	4,418		2,494		(1,924)
Other	42,801		49,652		6,851
Total Long-term Liabilities	853,149	27.9	860,971	25.6	7,822
Total Liabilities	1,831,593	60.0	1,949,029	58.0	117,436
Net Assets					
Shareholders' equity:					
Common stock	126,354		126,354		–
Capital surplus	122,078		122,078		–
Retained earnings	887,216		1,042,201		154,984
Treasury stock-at cost	(62,746)		(62,383)		363
Total Shareholders' equity	1,072,903	35.1	1,228,251	36.6	155,348
Net unrealized gain(loss) and translation adjustments:					
Net unrealized gain on available-for-sale securities	170,249		183,577		13,327
Deferred gain on derivative instruments	22		126		103
Foreign currency translation adjustments	(64,020)		(40,700)		23,320
Total Net unrealized gain(loss) and translation adjustments	106,251	3.5	143,003	4.2	36,752
Stock acquisition rights:	–	–	40	–	40
Minority Interests:	42,691	1.4	38,929	1.2	(3,761)
Total Net Assets	1,221,846	40.0	1,410,225	42.0	188,379
Total	3,053,439	100.0	3,359,255	100.0	305,816

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2006 (Year ended 31 December 2006)			FY2007 (Year ended 31 December 2007)			Increase (Decrease)	
	Yen in million		%	Yen in million		%	Yen in million	%
Net Sales		2,991,275	100.0		3,390,218	100.0	398,943	–
Cost of Sales		2,005,536	67.0		2,259,148	66.6	253,612	(0.4)
Gross profit		985,739	33.0		1,131,070	33.4	145,331	0.4
Selling, General and Administrative Expenses		794,862	26.6		881,108	26.0	86,246	(0.6)
Operating income		190,876	6.4		249,961	7.4	59,085	1.0
Non-operating Income								
Interest income	4,568			6,395				
Dividend income	3,019			4,113				
Other	15,621	23,209	0.8	24,164	34,674	1.0	11,465	0.2
Non-operating Expenses								
Interest expense	22,919			33,046				
Foreign currency exchange loss	5,511			3,508				
Other	26,074	54,506	1.9	29,063	65,618	1.9	11,112	–
Ordinary income		159,579	5.3		219,016	6.5	59,437	1.2
Extraordinary Income								
Gain on sales of tangible assets	6,356			–				
Gain on sales of investments in securities	1,733	8,089	0.3	–	–	–	(8,089)	(0.3)
Extraordinary Loss								
Impairment loss on assets	5,774			–				
Plant restructuring costs in the Americas	21,743			–				
Loss related to voluntary tire replacement	–	27,517	0.9	3,338	3,338	0.1	(24,179)	(0.8)
Income before income taxes and minority interests		140,152	4.7		215,678	6.4	75,526	1.7
Income taxes - current	56,669			75,920				
Income taxes - deferred	(5,404)	51,265	1.8	1,647	77,568	2.3	26,303	0.5
Minority Interests		3,766	0.1		6,480	0.2	2,714	0.1
Net Income		85,120	2.8		131,630	3.9	46,510	1.1

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2006 (Year ended 31 December 2006)	FY2007 (Year ended 31 December 2007)	Increase (Decrease)
	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities			
Income before income taxes and minority interests	140,152	215,678	75,526
Depreciation and amortization	145,348	173,584	28,236
Increase in accrued pension and liability for retirement benefits	20,846	8,659	(12,187)
Interest and dividend income	(7,588)	(10,509)	(2,921)
Interest expense	22,919	33,046	10,127
Gain on sales of tangible assets	(6,356)	–	6,356
Gain on sales of investments in securities	(1,733)	–	1,733
Impairment loss on assets	5,774	–	(5,774)
Plant restructuring costs in the Americas	21,743	–	(21,743)
Loss related to voluntary tire replacement	–	3,338	3,338
Increase in notes and accounts receivable	(16,781)	(11,779)	5,002
(Increase) decrease in inventories	(64,621)	8,337	72,958
Increase in notes and accounts payable	6,088	26,507	20,419
Bonuses paid to directors	(784)	–	784
Other	(41,300)	(30,297)	11,003
Subtotal	223,705	416,566	192,861
Interest and dividends received	7,440	10,502	3,062
Interest paid	(21,060)	(33,019)	(11,959)
Payment related to voluntary tire replacement	–	(3,338)	(3,338)
Income taxes paid	(60,944)	(57,140)	3,804
Net Cash Provided by Operating Activities	149,141	333,571	184,430
Cash Flows from Investing Activities			
Payments for purchase of tangible assets	(250,223)	(268,629)	(18,406)
Proceeds from sales of tangible assets	10,834	3,455	(7,379)
Payments for purchase of intangible assets	(1,484)	–	1,484
Payments for investments in securities	(13,091)	(10,607)	2,484
Proceeds from sales of investments in securities	2,535	–	(2,535)
Payments for acquisition of stocks of newly consolidated subsidiaries	–	(109,565)	(109,565)
Payments for acquisition of loans receivable	–	(2,540)	(2,540)
Proceeds from collection of loans receivable	5,539	2,160	(3,379)
Other	(9,818)	8,169	17,987
Net Cash Used in Investing Activities	(255,708)	(377,556)	(121,848)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	64,055	(24,705)	(88,760)
Proceeds from long-term borrowings	64,840	171,664	106,824
Repayments of long-term borrowings	(29,168)	(15,734)	13,434
Proceeds from issuance of bonds	35,756	40,986	5,230
Payments for redemption of bonds	(27,188)	(55,944)	(28,756)
Payments for purchase of treasury stock	(3,377)	–	3,377
Repayments of financial lease obligations	(2,053)	(1,372)	681
Cash dividends paid	(20,308)	(19,460)	848
Cash dividends paid to minority	(1,491)	(1,694)	(203)
Other	332	344	12
Net Cash Provided by Financing Activities	81,397	94,081	12,684
Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,857	2,187	(7,670)
Net Increase (Decrease) in Cash and Cash Equivalents	(15,311)	52,283	67,594
Cash and Cash Equivalents at Beginning of Year	213,581	198,269	(15,311)
Cash and Cash Equivalents at End of Year	198,269	250,553	52,283

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2006 (Year ended 31 December 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,393,165	598,109	2,991,275	–	2,991,275
(2)Intersegment sales and transfers	3,780	28,760	32,541	(32,541)	–
Total	2,396,946	626,870	3,023,816	(32,541)	2,991,275
Operating expenses	2,257,876	575,118	2,832,994	(32,595)	2,800,398
Operating income	139,069	51,752	190,822	54	190,876
Assets	2,585,496	479,516	3,065,012	(11,573)	3,053,439
Depreciation expenses	129,285	16,063	145,348	–	145,348
Impairment losses	5,774	–	5,774	–	5,774
Capital expenditure	231,995	30,519	262,514	–	262,514

FY2007 (Year ended 31 December 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,750,374	639,844	3,390,218	–	3,390,218
(2)Intersegment sales and transfers	5,617	16,498	22,116	(22,116)	–
Total	2,755,992	656,342	3,412,335	(22,116)	3,390,218
Operating expenses	2,560,955	601,636	3,162,591	(22,334)	3,140,257
Operating income	195,036	54,706	249,743	218	249,961
Assets	2,878,953	483,309	3,362,262	(3,007)	3,359,255
Depreciation expenses	150,238	23,346	173,584	–	173,584
Capital expenditure	257,177	32,753	289,931	–	289,931

2. Geographical Segment Information

FY2006 (Year ended 31 December 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	896,742	1,324,038	413,952	356,541	2,991,275	–	2,991,275
(2)Intersegment sales and transfers	358,863	9,533	4,536	84,668	457,602	(457,602)	–
Total	1,255,605	1,333,572	418,489	441,210	3,448,877	(457,602)	2,991,275
Operating expenses	1,138,027	1,291,520	403,612	420,954	3,254,115	(453,716)	2,800,398
Operating income	117,578	42,052	14,876	20,255	194,762	(3,886)	190,876
Assets	1,366,801	968,641	453,361	490,254	3,279,058	(225,619)	3,053,439

FY2007 (Year ended 31 December 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	941,457	1,497,976	511,730	439,054	3,390,218	–	3,390,218
(2)Intersegment sales and transfers	430,266	12,757	4,277	109,632	556,934	(556,934)	–
Total	1,371,724	1,510,734	516,008	548,686	3,947,153	(556,934)	3,390,218
Operating expenses	1,224,209	1,459,220	498,799	511,049	3,693,278	(553,021)	3,140,257
Operating income	147,514	51,514	17,208	37,636	253,874	(3,912)	249,961
Assets	1,408,965	1,081,386	581,435	536,549	3,608,336	(249,081)	3,359,255

Per Share Data

	FY2006 (Year ended 31 December 2006)	FY2007 (Year ended 31 December 2007)	Increase (Decrease)	
Per Share Data	Yen	Yen	Yen	%
Net income				
Basic	109.10	168.69	59.59	54.6
Diluted	109.07	168.65	59.58	54.6
Cash dividends	24.00	26.00	2.00	8.3

	FY2006 (As of 31 December 2006)	FY2007 (As of 31 December 2007)	Increase (Decrease)	
	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	780,157	780,351	194	–

Nonconsolidated Financial Highlights (Parent Company)

	FY2006 (Year ended 31 December 2006)		FY2007 (Year ended 31 December 2007)		Increase (Decrease)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	945,892	100.0	1,052,218	100.0	106,326	–
Operating income	95,211	10.1	126,118	12.0	30,907	1.9
Ordinary income	99,523	10.5	135,973	12.9	36,450	2.4
Net income	61,552	6.5	87,341	8.3	25,789	1.8

	FY2006 (As of 31 December 2006)	FY2007 (As of 31 December 2007)	Increase (Decrease)	
	Yen in million	Yen in million	Yen in million	%
Total assets	1,711,188	1,742,707	31,519	1.8
Net assets	1,088,264	1,138,850	50,586	4.6

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

NEWS RELEASE
BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Senior Management Changes

Tokyo (February 19, 2008) - Bridgestone Corporation announced today that its Board of Directors has approved the following proposals of the changes in members of the Board of Directors, Corporate Auditors and Corporate Officers today.

1. Changing Positions and Responsibilities of Corporate Officers
(Effective March 1, 2008)

- Kazuo KAKEHI
New position and responsibilities:
Vice President & Senior Officer
Responsible for Diversified Products
Industrial Products and Construction Materials Division
Current position and responsibilities:
Vice President & Senior Officer
Responsible for Diversified Products
Industrial Products, Civil Engineering and Building Materials and Equipments

2. New Members of the Board of Directors
(Subject to approval of Shareholders' Meeting on March 27, 2008)

- Kazuhisa NISHIGAI
New position and responsibilities:
Vice President and Senior Officer
Responsible for Production Technology
Tire Production Technology Development
Current position and responsibilities:
Same as above

- **Masaaki TSUYA**

New position and responsibilities:

Vice President and Senior Officer
Chief Risk-Management Officer, Human Resources,
General Affairs, Legal Affairs and Corporate Communications;
Chief Compliance Officer, Office of Group CEO,
Concurrently Director, Internal Auditing Office,
Human Resources Division

Current position and responsibilities:

Vice President and Officer
Chief Compliance Officer, Office of Group CEO,
Chief Risk-Management Officer, Human Resources,
General Affairs, Legal Affairs and Corporate Communications;
Concurrently Director, Internal Auditing Office,
Human Resources Division

3. New Members of Corporate Auditors

(Subject to approval of Shareholders' Meeting on March 27, 2008)

- **Yukimitsu USHIO**

New position and responsibilities:

Executive Member
Board of Corporate Auditors

Current position and responsibilities:

Director
Procurement Division

4. Changing Position and Responsibilities of Members of the Board of Directors

(Effective March 27, 2008)

- **Toru TSUDA**

New position and responsibilities:

Vice President and Senior Officer
Responsible for Products Development,
Tire Products Development

Current position and responsibilities:

Vice President and Senior Officer
Responsible for Products Development,
Tire Products Development,
Tire Research and Material Development

5. Retiring Members of the Board of Directors
(Effective March 27, 2008)

- Tatsuya OKAJIMA
New position and responsibilities:
Advisor
Current position and responsibilities:
Senior Vice President
Advisor to the President

- Masaharu OKU
New position and responsibilities:
Advisor
Chairman of Bridgestone Cycle Co., Ltd
Current position and responsibilities:
Vice President and Senior Officer
Advisor to the President
Seconded to Bridgestone Cycle Co., Ltd
Chairman of Bridgestone Cycle Co., Ltd

- Shoji MIZUOCHI
New position and responsibilities:
Advisor
Current position and responsibilities:
Vice President and Senior Officer
Seconded to Bridgestone Americas Holding,Inc.
Vice Chairman and CFO of Bridgestone Americas Holding,Inc.

6. Retiring Corporate Auditors
(Effective March 27, 2008)

- Yukio KANAI
New position and responsibilities:
Vice President and Senior Officer
Responsible for Diversified Products,
Sports and Cycle Business Administration
Current position and responsibilities:
Executive Member
Board of Corporate Auditors

7. New Members of Corporate Officers
(Effective March 27, 2008)

- **Yukio KANAI**
  New position and responsibilities:
  Vice President and Senior Officer
  Responsible for Diversified Products,
  Sports and Cycle Business Administration
  Current position and responsibilities:
  Executive Member
  Board of Corporate Auditors

- **Yoshiyuki MORIMOTO**
  New position and responsibilities:
  Vice President and Officer
  Tire Research and Material Development
  Current position and responsibilities:
  Assistant to Vice President and Officer
  Tire Research and Material Development

8.Changing Positions and Responsibilities of Corporate Officers
(Effective March 27, 2008)

- **Takashi URANO**
  New position and responsibilities:
  Vice President and Senior Officer
  Seconded to Bridgestone Europe NV/SA
  Chairman, CEO and President of Bridgestone Europe NV/SA
  Current position and responsibilities:
  Vice President and Officer
  Seconded to Bridgestone Europe NV/SA
  Chairman, CEO and President of Bridgestone Europe NV/SA

- **Yasumi KAWASAKI**
  New position and responsibilities:
  Vice President and Senior Officer
  Production and Distribution, Mold Technology and Manufacturing
  Concurrently Director, Tire Production and Distribution Administration Division
  Current position and responsibilities:
  Vice President and Officer
  Production and Distribution, Mold Technology and Manufacturing
  Concurrently Director, Tire Production and Distribution Administration Division

9. Retiring Corporate Officers
(Effective March 27, 2008)

- **Kaoru FUJIOKA**
New position and responsibilities:
Advisor
Current position and responsibilities:
Vice President and Officer
Assistant to Senior Vice President, Responsible for GLC

10. Changing Positions and Responsibilities of Corporate Officers
(Effective April 1, 2008)

- **Yasumi KAWASAKI**
New position and responsibilities:
Vice President and Senior Officer
Production and Distribution,
Mold Technology and Manufacturing
Current position and responsibilities:
Vice President and Senior Officer
Production and Distribution,
Mold Technology and Manufacturing;
Concurrently Director, Tire Production
and Distribution Administration Division

- **Satoshi TAGOMORI**
New position and responsibilities:
Vice President and Officer
Chemical and Industrial Products Production and Technology,
Chemical and Industrial Products Production Technology Development
Current position and responsibilities:
Vice President and Officer
Chemical and Industrial Products Production and Technology,
Chemical and Industrial Products Production Technology Development;
Concurrently Director, Chemical and Industrial Products
Production Division

***Bridgestone Corporation**, headquartered in Tokyo, is the world's largest tire and rubber company. In addition to tires for use in a wide variety of applications, it manufactures a broad range of diversified products, which include industrial rubber and chemical products and sporting goods. Its products are sold in over 150 nations and territories around the world.*

-end-

Mr. Yukimitsu USHIO

Executive Member
Board of Corporate Auditors (effective Mar 27, 2008)

Born: Feb 16, 1954

1976 (Apr)	Joined Bridgestone Tire Co., Ltd.(Now Bridgestone Corporation)
1998 (Jul)	General Manager, Headquarters Accounting Department
2003 (Jan)	Director, seconded to Bridgestone Europe NV/SA
2006 (Jun)	Director, Finance Division
2007 (Feb)	Director, Procurement Division

As of Feb 19, 2008

Mr. Yoshiyuki MORIMOTO

Vice President & Officer (effective Mar 27, 2008)

Born: May 29, 1956

1981 (Apr)	Joined Bridgestone Tire Co., Ltd.(Now Bridgestone Corporation)
2000 (Sep)	General Manager, Tire Compounds Development Department II
2006 (Oct)	Director, Tire Development Division II
2008 (Jan)	Assistant to Vice President and Officer, Tire Research and Material Development

As of Feb 19, 2008

February 19, 2008

Supplementary Information of 2007

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

				2004			2005			2006			2007			2008		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			1,153.2	100	104	1,256.2	100	109	1,424.8	100	113	1,615.6	100	113	1,690.0	100	105
	Operating income			91.9	8.0	129	92.0	7.3	100	84.1	5.9	91	102.0	6.3	121	91.0	5.4	89
	Ordinary income			86.8	7.5	132	88.6	7.1	102	70.8	5.0	80	91.3	5.7	129	69.0	4.1	76
	Net income			52.2	4.5	164	101.7	8.1	195	32.8	2.3	32	52.9	3.3	161	37.0	2.2	70
										excl. extraordinary items(*1)		70						
Segment Information																		
Business (*2)	Tire	Sales		918.3		104	998.1		109	1,130.7		113	1,304.7		115	1,370.0		105
		OP		73.6		134	68.6		93	57.9		84	75.0		130	65.0		87
		OP margin	%	8.0			6.9			5.1			5.8			4.7		
	Diversified	Sales		246.9		103	273.0		111	308.2		113	322.1		105	320.0		99
		OP		18.0		110	23.2		129	26.1		112	26.8		103	25.0		93
		OP margin	%	7.3			8.5			8.5			8.3			7.8		
Area(*2)	Japan	Sales		510.6		101	546.9		107	593.7		109	658.5		111	660.0		100
		OP		57.6		101	58.2		101	53.3		92	68.1		128	36.0		53
		OP margin	%	11.3			10.6			9.0			10.3			5.5		
	Americas	Sales		485.6		102	538.6		111	644.3		120	725.2		113	760.0		105
		OP		15.5		693	19.2		124	20.1		104	18.8		94	21.0		112
		OP margin	%	3.2			3.6			3.1			2.6			2.8		
	Europe	Sales		156.4		110	178.5		114	199.2		112	251.9		126	260.0		103
		OP		8.5		133	8.6		101	6.5		75	7.9		121	6.0		76
		OP margin	%	5.5			4.9			3.3			3.1			2.3		
	Others	Sales		194.2		114	223.6	(*3)	115	210.0		94	262.0		125	290.0		111
		OP		9.8		76	10.7		109	9.5		89	17.2		181	15.0		87
		OP margin	%	5.1			4.8			4.6			6.6			5.2		
Market	Sales	Domestic		338.1	29	101	344.8	27	102	360.1	25	104	371.3	23	103			
		Overseas		815.1	71	105	911.4	73	112	1,064.6	75	117	1,244.3	77	117			
Capital	Depreciation			50.7	4.4	102	58.8	4.7	116	68.4	4.8	116	77.6	4.8	113			
	Capital expenditure			79.5		136	83.8		105	110.8		132	114.5		103			
	R&D			34.6	3.0	99	38.5	3.1	111	42.3	3.0	110	41.7	2.6	99			
	Interest expenses			2.6	0.2	78	3.5	0.3	134	6.6	0.5	186	9.3	0.6	142			
	Borrowings			488.8		91	544.4		111	655.2		120	870.9		133			

(*1)% vs PY excluding (i) extraordinary items (net gain 77.8 billion yen) mainly from return to the Japanese government of the substitutional portion of an employee pension plan for FY 2005

(ii) extraordinary items (net loss 10.6 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 173.2 billion yen

(2) Financial Highlights (full year)

(Yen in billion)

			Unit	2004			2005			2006			2007			2008		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,416.6	100	105	2,691.3	100	111	2,991.2	100	111	3,390.2	100	113	3,560.0	100	105
	Operating income			197.6	8.2	108	213.8	7.9	108	190.8	6.4	89	249.9	7.4	131	195.0	5.5	78
	Ordinary income			181.5	7.5	109	198.1	7.4	109	159.5	5.3	81	219.0	6.5	137	149.0	4.2	68
	Net income			114.4	4.7	129	180.7	6.7	158	85.1	2.8	47	131.6	3.9	155	90.0	2.5	68
										excl. extraordinary items(*1)		87						
Segment Information																		
Business (*2)	Tire	Sales		1,931.8		105	2,156.7		112	2,396.9		111	2,755.9		115	2,900.0		105
		OP		160.2		108	167.9		105	139.0		83	195.0		140	147.0		75
		OP margin	%	8.3			7.8			5.8			7.1			5.1		
	Diversified	Sales		512.7		106	564.7		110	626.8		111	656.3		105	660.0		101
		OP		36.4		105	45.8		126	51.7		113	54.7		106	47.0		86
		OP margin	%	7.1			8.1			8.3			8.3			7.1		
Area(*2)	Japan	Sales		1,068.8		101	1,162.3		109	1,255.6		108	1,371.7		109	1,420.0		104
		OP		131.1		102	138.3		105	117.5		85	147.5		125	83.0		56
		OP margin	%	12.3			11.9			9.4			10.8			5.8		
	Americas	Sales		1,018.9		104	1,157.9		114	1,333.5		115	1,510.7		113	1,570.0		104
		OP		26.6		137	38.9		146	42.0		108	51.5		123	47.0		91
		OP margin	%	2.6			3.4			3.2			3.4			3.0		
	Europe	Sales		325.5		112	366.9		113	418.4		114	516.0		123	530.0		103
		OP		22.0		143	19.6		89	14.8		76	17.2		116	20.0		116
		OP margin	%	6.8			5.3			3.6			3.3			3.8		
	Others	Sales		405.3		115	497.9	(*4)	123	441.2		89	548.6		124	630.0		115
		OP		17.6		82	21.0		119	20.2		96	37.6		186	31.0		82
		OP margin	%	4.4			4.2			4.6			6.9			4.9		
Market	Sales	Domestic		716.0	30	101	746.0	28	104	777.3	26	104	801.2	24	103			
		Overseas		1,700.5	70	107	1,945.2	72	114	2,213.8	74	114	2,589.0	76	117			
Balance Sheet	Total Assets			2,333.7			2,709.9			3,053.4			3,359.2					
	ROA		%	5.0			7.2			3.0			4.1					
	Net Assets			934.9			1,128.5			1,221.8			1,410.2					
	ROE		%	12.6			17.5			7.4			10.3					
Capital	Depreciation			106.0	4.4	107	123.7	4.6	117	142.6	4.8	115	169.3	5.0	119	198.0	5.6	117
	Capital expenditure	Tire		168.8		121	178.4		106	230.8		129	240.8		104	270.0		112
		Diversified		22.1		135	25.2		114	30.5		121	31.5		103	35.0		111
		Total		190.9		123	203.6		107	261.3		128	272.3		104	305.0		112
	R&D(*3)	Tire		59.6	3.1	104	65.1	3.0	109	71.4	3.0	110	68.9	2.5	96	78.6	2.7	114
		Diversified		13.2	2.6	96	14.2	2.5	108	15.2	2.4	107	17.8	2.7	117	20.7	3.1	116
		Total		72.8	3.0	103	79.4	3.0	109	86.6	2.9	109	86.7	2.6	100	99.3	2.8	114
	Interest payment			6.3	0.3	97	9.1	0.3	144	15.3	0.5	167	22.5	0.7	147			
	Borrowings			479.5		98	579.7		121	704.8		122	826.9		117	855.0		103
No. of Employee				113,699		105	123,727		109	126,326		102	133,752		106			
Production	Domestic		10,000t	62			64			64			65			66		
	Overseas	Americas	10,000t	63			64			62			59			64		
		Europe	10,000t	18			19			20			22			23		
		Others	10,000t	34			38			39			42			48		
	Overseas total		10,000t	114			121			122			122			134		
	Total production		10,000t	176			185			186			187			200		
	Overseas prod. ratio		%	65			66			65			65			67		

(*1)% vs PY excluding (i) extraordinary gains 82.8 billion yen arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses 36.3 billion yen due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains 40.9 billion yen in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005

(ii) extraordinary items (net loss 19.4 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3) % to sales: Percentage to sales including intersegment sales

(*4)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 375.5 billion yen

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2004			2005			2006			2007			2008		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			375.4	100	101	400.2	100	107	445.4	100	111	504.2	100	113	504.0	100	100
	Operating income			51.1	13.6	98	49.3	12.3	96	46.4	10.4	94	63.2	12.5	136	30.0	6.0	47
	Ordinary income			63.2	16.8	112	60.5	15.1	96	53.3	12.0	88	74.2	14.7	139	43.0	8.5	58
	Extra loss / (gain)			-			(70.1)	(17.5)		(3.1)	(0.7)		-			-		
	Net income			44.3	11.8	138	84.1	21.0	190	39.2	8.8	47	48.7	9.7	124	31.0	6.2	64
Segment Sales	Market	Domestic		212.2	57	104	209.8	52	99	226.3	51	108	235.0	47	104	251.0	50	107
		Export		163.1	43	97	190.4	48	117	219.1	49	115	269.2	53	123	253.0	50	94
	Business	Tire		278.9	74	100	300.2	75	108	336.7	76	112	392.0	78	116	386.0	77	98
		Diversified		96.5	26	104	100.0	25	104	108.6	24	109	112.2	22	103	118.0	23	105
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		153.7	(55)	97	180.3	(60)	117	206.9	(61)	115	256.0	(65)	124	240.5	(62)	94
		Diversified		9.4	(10)	101	10.0	(10)	107	12.1	(11)	120	13.1	(12)	109	12.5	(11)	95
Exchange rate		US$	Yen/$	109		92	106		97	116		109	120		103	110		92
		Euro	Yen/€	133		101	136		102	142		104	160		113	155		97
Investment	Capital expenditure			27.0		144	30.0		111	32.8		109	32.9		100	47.0		143
	(Tire production)			16.4		186	18.6		113	18.1		97	19.9		110	29.0		145
	(Diversified production)			2.9		161	2.6		90	4.1		158	3.6		87	6.0		168
	(R&D)			6.0		86	7.4		123	7.6		103	6.4		85	8.0		124
	(Others)			1.8		164	1.5		83	3.1		207	3.0		96	4.0		132
	Loan and investment			8.9		52	(2.7)		-	28.2		+	1.0		4	5.0		471
	Total investment			36.0		100	27.3		76	61.0		223	34.0		56	52.0		153
Costs & Expenses	Labor cost			56.6	15.1	89	56.1	14.0	99	57.4	12.9	102	59.5	11.8	104	63.0	12.5	106
	R&D			28.3	7.6	98	32.1	8.0	113	34.3	7.7	107	33.1	6.6	97	39.0	7.7	118
	Depreciation			19.7	5.3	103	23.1	5.8	117	25.5	5.7	110	26.7	5.3	105	33.0	6.5	123
	Interest			(12.7)	(3.4)	160	(11.1)	(2.8)	87	(10.4)	(2.3)	94	(13.3)	(2.6)	127	(16.0)	(3.2)	120
No. of Employee				12,535		99	12,893		103	13,628		106	14,382		106			

(2) Financial Highlights (full year)

(Yen in billion)

				2004			2005			2006			2007			2008		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			789.0	100	103	855.0	100	108	945.8	100	111	1,052.2	100	111	1,075.0	100	102
	Operating income			109.9	13.9	104	115.7	13.5	105	95.2	10.1	82	126.1	12.0	132	62.0	5.8	49
	Ordinary income			124.7	15.8	116	124.4	14.6	100	99.5	10.5	80	135.9	12.9	137	74.0	6.9	54
	Extra loss / (gain)			-			(64.4)	(7.5)		5.1	0.5		3.3	0.3		-		
	Net income			84.3	10.7	134	116.3	13.6	138	61.5	6.5	53	87.3	8.3	142	53.0	4.9	61
Segment Sales	Market	Domestic		457.4	58	105	465.6	54	102	501.1	53	108	522.1	50	104	554.0	52	106
		Export		331.5	42	101	389.3	46	117	444.7	47	114	530.0	50	119	521.0	48	98
	Business	Tire		591.4	75	103	645.1	75	109	720.8	76	112	815.2	77	113	830.0	77	102
		Diversified		197.5	25	103	209.8	25	106	225.0	24	107	236.9	23	105	245.0	23	103
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		312.8	(53)	101	366.9	(57)	117	419.3	(58)	114	502.8	(62)	120	495.0	(60)	98
		Diversified		18.7	(9)	102	22.3	(11)	120	25.3	(11)	113	27.1	(11)	107	26.0	(11)	96
Exchange rate		US$	Yen/$	108		93	110		102	116		105	118		102	110		93
		Euro	Yen/€	134		102	137		102	146		107	162		111	155		96
Investment	Capital expenditure			63.4		141	67.9		107	73.5		108	83.6		114	98.0		117
	(Tire production)			35.4		159	39.4		111	41.9		106	51.7		123	62.0		120
	(Diversified production)			6.3		134	7.1		113	8.1		113	10.2		126	11.0		108
	(R&D)			16.6		108	17.6		106	18.2		103	16.2		89	18.0		111
	(Others)			5.2		200	3.8		74	5.3		139	5.5		104	7.0		127
	Loan and investment			22.1		156	14.6		66	26.9		184	6.1		23	5.0		81
	Total investment			85.5		144	82.6		97	100.5		122	89.8		89	103.0		115
Costs & Expenses	Labor cost			116.9	14.8	92	113.0	13.2	97	116.9	12.4	103	121.0	11.5	104	127.0	11.8	105
	R&D			59.7	7.6	103	65.6	7.7	110	70.5	7.5	108	69.3	6.6	98	81.0	7.5	117
	Depreciation			41.1	5.2	106	47.1	5.5	115	52.3	5.5	111	60.8	5.8	116	77.0	7.2	127
	Interest			(18.2)	(2.3)	204	(12.6)	(1.5)	69	(13.3)	(1.4)	105	(17.2)	(1.6)	129	(20.0)	(1.9)	116
Fund	Borrowing			230.0			230.0			230.0			210.0			180.0		
No. of Employee				12,529		100	13,027		104	13,778		106	14,562		106			

3. Change Factors vs. PY

(1) Consolidated

		2007 FY Actual	2008 FY Forecast
Sales	Forex impact	+101.0	(188.0)
(Yen in billion)	Volume, Price, Mix etc.	+297.9	+357.7
	Total	+398.9	+169.7
Operating income	Forex impact	+19.0	(28.5)
(Yen in billion)	Raw materials	(28.0)	(124.0)
	Expansion of strategic products	—	+20.0
	Rationalization	—	+10.0
	Volume, Price, Mix etc.	+89.6	+104.0
	Depreciation	(21.6)	(36.4)
	Total	+59.0	(54.9)

(2) Parent Company

		2007 FY Actual	2008 FY Forecast
Sales	Forex impact	+23.0	(31.0)
(Yen in billion)	Volume, Price, Mix etc.	+83.3	+53.7
	Total	+106.3	+22.7
Operating income	Forex impact	+15.0	(18.0)
(Yen in billion)	Raw materials	(20.0)	(41.0)
	Labor cost	(4.0)	(6.0)
	Depreciation	(9.0)	(16.0)
	Volume, Price, Mix etc.	+48.9	+16.9
	Total	+30.9	(64.1)

4. Japanese Tire Business Overview

(1) Demand Forecast in Japan (published by JATMA on Dec 20, 2007)

	2007		2008	
	(10,000 units)	vs. PY(%)	(10,000 units)	vs. PY(%)
OE	5,511	102	5,577	101
REP	6,954	97	6,954	100
Others(*)	900	95	894	99
Total	13,366	99	13,426	100
EXP	7,461	102	7,301	98

(*) Tires for construction vehicles, motorcycles etc.

(2) Sales Channels in Japan (no. of shops)

	End of 2005	End of 2006	End of 2007	End of 2008(F)
Tire Kan	461	469	477	495
Cockpit	129	120	114	110
Mr. Tireman	648	660	665	685

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 tons)		Capacity Utilization (%)	
	2007	2008(F)	2007	2008(F)
1H	32	33	96	98
2H	32	33	99	99
Full Year	65	66	98	99

(4) Sales Composition (rubber weight base,%)

	2006	2007
REP	24	22
OE	17	17
EXP	59	61
Total	100	100

(5) Export Sales Composition by Region (value base,%)

	2006	2007	(Growth rate vs. PY)
The Americas	31	28	110
Europe	25	29	140
Asia	16	15	111
Middle East	10	9	110
Others	18	19	119
Total	100	100	119

5. Additional Information

Year-on-Year Sales Growth of Replacement Tire (unit base, %)

			2006	2007	2008
			FY	FY	FY(F)
N.America	PSR/LTR	REP	94	101	99
		OE	98	95	97
		Total	95	100	98
	TBR	REP	99	100	106
		OE	117	66	149
		Total	105	88	118
Europe	PSR/CVR	REP	100	106	106
		OE	100	104	98
		Total	100	105	103
	TBR	REP	103	111	106
		OE	125	129	128
		Total	108	115	112

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for Fiscal 2007

Bridgestone Corporation
February 19, 2008

1

BRIDGESTONE
PASSION for EXCELLENCE

Fundamental Management Policy



Goal

Establish the status of being the undisputed world No. 1 both in name and reality

Fundamental Management Policy

1. To always aim for "the higher level" and to be the best in the world in all of our products and services
2. To clarify the long-term strategy and to proceed with the integration and expansion of business domain
3. To aim for the real global corporation, adopting strategic business unit (SBU) organization
4. To aim for the optimum management for the entire group, utilizing Mid-term Management Plan

2

BRIDGESTONE
PASSION for EXCELLENCE

Business and Financial Performance

3

BRIDGESTONE
PASSION for EXCELLENCE

Consolidated Results for Fiscal 2007

(Yen in Billions)

	2006 Results	2007 Results	vs. PY (%)	Reference August '07 Announcement 2007 Projections
Net Sales	2,991.2	3,390.2	+13	3,370.0
Tires	2,396.9	2,755.9	+15	2,745.0
Diversified Products	626.8	656.3	+5	649.0
Operating Income	190.8	249.9	+31	215.0
Ordinary Income	159.5	219.0	+37	181.0
Net Income	85.1*	131.6	+55	109.0
Yen/US dollar rate:	116	118	+2	118
Yen/Euro rate:	146	162	+16	155

* Including extraordinary items due mainly to plant restructuring costs in the Americas during Fiscal 2006

4

BRIDGESTONE
PASSION for EXCELLENCE

Analysis of Consolidated Operating Income



(Yen in Billions)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
190.8
Raw Materials
Δ28.0
Depreciation
Δ21.6
Volume, Price, Mix, etc.
+89.6
Foreign Exch. Gain
+19.0
Exchange rate sensitivity (full year)
1USD : 1.6 bil.
1EUR : 0.8 bil.
+59.0
249.9
2006 Financial Results
2007 Financial Results

5

BRIDGESTONE
PASSION for EXCELLENCE

Sales Progress of Tire Strategic Products in 2007

Growth Rate of Tire Unit Sales vs. PY (%)			2007
Passenger Car Tires* (Replacement)	Runflat tires		175%
	UHP (Ultra-high performance) tires		125%
	Winter tires		100%
Specialty Tires	Off-the-road Radial Tires	Ultra-large	105%
		Large	110%

*From Data for Major Markets (Japan, the United States and Europe)

6

BRIDGESTONE
PASSION for EXCELLENCE

Consolidated Results for Fiscal 2008

(Yen in Billions)

	2007 Results	2008 Projections	vs. PY (%)	vs. MTP (+/-)
Net Sales	3,390.2	3,560.0	+5	+
Tires	2,755.9	2,900.0	+5	+
Diversified Products	656.3	660.0	+1	+
Operating Income	249.9	195.0	Δ22	+
Ordinary Income	219.0	149.0	Δ32	+
Net Income	131.6	90.0	Δ32	+
Yen/US dollar rate:	118	110	Δ8	
Yen/Euro rate:	162	155	Δ7	

⇒ 2008 projections is expected to exceed 2008 plan of MTP2007

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BRIDGESTONE
PASSION for EXCELLENCE

Analysis of Consolidated Operating Income



(Yen in Billions)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
249.9
Foreign Exch. Loss Δ28.5
Raw materials Δ124.0
Exchange rate sensitivity (full year)
1USD : 1.5 bil.
1EUR : 1.0 bil.
Depreciation Δ36.4
Expansion of Strategic Products +20.0
Rationalization +10.0
Volume, Price, Mix, etc. +104.0
195.0
Δ54.9
2007 Financial Results
2008 Financial Projections

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PASSION for EXCELLENCE

Raw Material Costs and Price Increases

Impact from Raw Material Cost increases and Price Increase contributions



Amount that cannot be managed though price increases
'03~'08 : JPY 460.0Bil
Amount (JPY Bil)
400
200
0
-200
-400
2003
2004
2005
2006
2007
2008
Price increase contributions
Approx. JPY 870.0Bil (Cumulative)
Cost increases
Approx. JPY 1,330.0Bil (Cumulative)
Raw Material Costs
Price Increases

Natural Rubber/Crude Oil Market Conditions
(Year average)



US$/BBL
US¢/kg
100
80
60
40
20
300
270
240
210
180
150
120
90
60
2003
2004
2005
2006
2007
2008(Latest)
WTI
RSS#3

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results : Japan Segment

(Yen in Billions)

	2006 Results	2007 Results	vs. PY(%)	2008 Projections	vs. PY(%)
Net Sales	1,255.6	1,371.7	+9	1,420.0	+4
Operating Income	117.5	147.5	+25	83.0	Δ44
Operating Ratio(%)	9.4	10.8		5.8	

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results : The Americas Segment

(Yen in Billions)

	2006 Results	2007 Results	vs. PY(%)	2008 Projections	vs. PY(%)
Net Sales	1,333.5	1,510.7	+13	1,570.0	+4
Operating Income	42.0	51.5	+23	47.0	Δ9
Operating Ratio(%)	3.2	3.4		3.0	

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BRIDGESTONE
PASSION for EXCELLENCE

Financial Results : Europe Segment

(Yen in Billions)

	2006 Results	2007 Results	vs. PY(%)	2008 Projections	vs. PY(%)
Net Sales	418.4	516.0	+23	530.0	+3
Operating Income	14.8	17.2	+16	20.0	+16
Operating Ratio(%)	3.6	3.3		3.8	

12

Financial Results : Other Regions Segment

(Yen in Billions)

	2006 Results	2007 Results	vs. PY(%)	2008 Projections	vs. PY(%)
Net Sales	441.2	548.6	+24	630.0	+15
Operating Income	20.2	37.6	+86	31.0	Δ18
Operating Ratio(%)	4.6	6.9		4.9	

13

2008 Net Sales Growth of Key SBUs (vs.PY)



%
(Red bar: exch. rate adjusted)
120
100
80
60
40
20
0
110
104
104
110
112
Japan Tire
Americas
Europe
China Tire
Specialty Tire

⇒ **2008 projections is expected to exceed 2008 plan of MTP2007 at all SBUs**

14

BRIDGESTONE
PASSION for EXCELLENCE

Dividends

(yen per share)

	2007 Results	2008 Projections
Interim dividend	13	13
Year-end dividend	(*) 13	13
Total	26	26

(*) Proposed at the 89th Ordinary General Meeting of Shareholders held on March 27, 2008

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PASSION for EXCELLENCE

Fundamental Management Policy and Related Initiatives in Fiscal 2008

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BRIDGESTONE
PASSION for EXCELLENCE

The Progress of MTP2007 (1)

Factors for Operating income increases

(Yen in Billions)

Factors for Operating income Increases	MTP2007 target increases (2007 to 2012)
Expansion of tire strategic products	+100.0
Rationalization	+50.0
Diversified Products Business	+25.0
Others	+10.0
Total	+185.0

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BRIDGESTONE
PASSION for EXCELLENCE

The Progress of MTP2007 (2)

1-(1) "The higher level" : Expansion of tire strategic products

(Yen in Billions)

Factors for Operating income Increases	MTP2007 target increases (2007 to 2012)	Progress in 2008
Expansion of tire strategic products	+100.0	+20.0

<2008 Unit sales growth of Tire strategic products (vs. PY)>

Passenger Car Radial Tires



%
160
140
120
100
80
60
40
20
0
135
125
105
RFT
UHP
Winter

Specialty Tires



%
160
140
120
100
80
60
40
20
0
115
115
140
105
Ultra-large ORR
Large ORR
APR
MCR

⇒ **Expansion of tire strategic products in 2008 is expected to contribute to operating income increases, as planned in MTP2007**

18

BRIDGESTONE
PASSION for EXCELLENCE

The Progress of MTP2007 (3)

1-(2) "The higher level" : Rationalization

(Yen in Billions)

Factors for Operating income Increases	MTP2007 target increase (2007 -> 2012)	Progress in 2008
Rationalization	+50.0	+10.0

⇒ Rationalization in 2008 is expected to contribute to operating income increases, as planned in MTP2007

19

BRIDGESTONE
PASSION for EXCELLENCE

The Progress of MTP2007 (4)

1-(3) "The higher level" : CSR Activities

Cogeneration System (Hofu Plant)



Tire Safety Project



20

BRIDGESTONE
PASSION for EXCELLENCE

The Progress of MTP2007 (5)

2. Business Integration / Expansion with Long-term Strategy:
Expansion of strategically focused Retail stores

3. True Global Development through SBUs: Supply expansion


Shell
autoserv
Car servicing from a name you can trust

<Shell Autoserv>
Agreed to acquire
at the beginning of February





21

BRIDGESTONE
PASSION for EXCELLENCE

Disclaimer

Statements made in this presentation with respect to Bridgestone's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Bridgestone. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Bridgestone cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Bridgestone to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Bridgestone disclaims any such obligation.

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PASSION for EXCELLENCE

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PASSION for EXCELLENCE

END